February 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Dale Welcome
Kevin Stertzel

Re:	Post Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2024
Filed November 15, 2024
Form 8-K filed February 6, 2025
File No. 001-35305

Ladies and Gentlemen:
Post Holdings, Inc. (“we”, “our”, “Post” or the “Company”) is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated February 20, 2025, regarding the above-referenced Form 10-K and Form 8-K.
For your convenience, each of the Staff’s comments is restated below in bold, with the Company’s response immediately following.
Form 10-K for the Fiscal Year Ended September 30, 2024
Note 20 - Stock-based Compensation
Stock Options, page 100
1.Your disclosure states that the company “used the simplified method for estimating a stock option term as it did not have sufficient historical stock option exercise experience upon which to estimate an expected term.” Since it appears that you may have historical stock option exercise data since the fiscal year ended September 30, 2015, please tell us why you believe it is appropriate to apply the simplified approach to determine the expected term of stock options. Refer to Question 6 of SAB Topic 14.D.2.
Response:
Since its inception in 2012 through the fiscal year ended September 30, 2020, Post from time to time awarded stock options as a form of stock-based employee compensation under its long-term incentive plans. During this period, the Company considered both Accounting Standards Codification (“ASC”) Topic 718 and Staff Accounting Bulletin (“SAB”) Topic 14.D.2 to determine whether it had sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for its stock options.
Since its inception in 2012 and prior to its most recent stock option grant in November 2019, the Company had approximately 3.9 million stock option award exercises. Of these stock option award exercises, 3.15 million, or 82%, related to its former Chief Executive Officer (“CEO”), who has since the Company’s inception served as its Chairman of the Board of Directors. The compensation strategy for the Company’s former CEO was comprised solely of several stock option grants that were issued under agreements with terms, including exercise restrictions, that varied significantly from those of the Company’s standard form stock option agreement. As such, the Company concluded that the exercise patterns of the former CEO were not indicative of the exercise patterns of other stock option holders.
Of the remaining 0.75 million stock option award exercises, 0.7 million related to two former employees, both of whom were terminated from the Company and for which their stock option award agreements were modified to accelerate vesting, which modified the awards’ exercisable term. The remaining 0.05 million stock option award exercises related to two employees whose employment relationship with the Company was also modified. As such, the Company concluded that these exercise patterns were not indicative of the exercise patterns of other stock option holders. Therefore, the Company determined it did not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term and utilized the simplified method to estimate the expected term for its stock option awards.
Subsequent to the fiscal year ended September 30, 2020, the Company discontinued the use of stock options as a form of stock-based employee compensation. The Company believes it has since experienced a more normalized pattern of employee stock option award exercises. Should the Company resume issuing stock options as a form of stock-based employee compensation in the future, it would evaluate this period of historical exercise data in accordance with ASC Topic 718 and SAB Topic 14.D.2 when estimating the expected term for any such stock option awards.
Form 8-K filed February 6, 2025
Exhibit 99.1
Reconciliation of Segment Profit to Adjusted EBITDA, page 15
2.Please revise future filings to remove the total column of your reconciliation since consolidated segment profit would not be considered the most directly comparable GAAP financial measure to consolidated Adjusted EBITDA. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
Response:
The Company respectfully acknowledges the Staff’s comment and confirms that, when presented in future filings, it will revise the reconciliation accordingly.
***
We appreciate your consideration of our responses provided herein. If you have any questions or require additional information, please contact me at (314) 644-7618 or Diedre J. Gray, Executive Vice President, General Counsel and Chief Administrative Officer, Secretary at (314) 644-7622.

Sincerely,
/s/ Matthew J. Mainer
Matthew J. Mainer
Executive Vice President, Chief Financial Officer and Treasurer